Contacts:

Tele Nordeste Celular Participações S.A.

Walmir Urbano Kesseli

55.81.3302.2813

Fabíola Almeida

fabiola.almeida@timnordeste.com.br

Leonardo Wanderley

55.81.3302.2594

leonardo.wanderley@timnordeste.com.br

Polyana Maciel

55.81.3302.2593

polyana.maciel@timnordeste.com.br

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2003

Jaboatão dos Guararapes, February 6, 2004, Tele Nordeste Celular Participações S.A. (NYSE: TND, BOVESPA: TNEP3, TNEP4) (“Tele Nordeste Celular” or “the Company”), the holding company that controls the cellular telecommunication service carriers, holders of authorizations for mobile personal services (SMP) in the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, under the TIM brand name, announced today its results for the fourth quarter of 2003.

Highlights

•	Expansion of GSM technology with the launching of the service in the other capital cities of the operating companies, Maceió, João Pessoa, Natal and Teresina. In December 2003, the GSM coverage in the overall region was 41.1% of the population;

•	2.2 million lines in December 2003, a 12.8% increase compared to last year;

•	Churn rate reduction of 4.9 percentage points year over year;

•	Consolidated net revenue from operations totaled R$ 999.5 million at the end 2003 representing an increase of 8.5% over 2002;

•	Consolidated net income totaled R$ 207.5 million at the and of 2003, representing an increase of 75,0% over 2002.

Commercial activities during the fourth quarter of 2003 resulted in consolidated gross additions of 176,391 lines, of which 17.5% were post-paid, compared to the 145,141 lines in the fourth quarter of 2002.

In December, the Tele Nordeste Celular operating companies as a whole totaled 2,172,525 lines, 32.5% were post-paid customers. Consolidated net additions during the fourth quarter of 2003 totaled 71,947 lines, all of which in the prepaid system, significantly stronger then the 21,131 lines in the fourth quarter of 2002, all in the prepaid system.

In December 2003 the estimated market share on total lines was 54.4% while the penetration rate in the region was estimated at 14.1%, compared to the penetration rate in Brazil of approximately 27.3% (46.4 million lines – Source: Anatel – December/2003).

GSM Introduction

GSM, now in all capital cities of the operating companies	The fourth quarter of 2003 marked the expansion of the GSM technology with the launching in the other subsidiary operating companies by two operating companies (Telasa Celular, Telpa Celular, Telern Celular and Telepisa Celular). With this, we now offer our clients another technology option, together with the quality TIM services already recognized by the market. The Company also counted with 632 base transceiver stations (BTSs), of which 13 were mobile and provided services to 71 municipalities, corresponding to a coverage of 41.1% of the population, using GSM technology.

Financial Highlights

Consolidated net revenue from operations for the fourth quarter of 2003 reached R$ 263.1 million, representing a growth of 4.7% when compared to fourth quarter in 2002. This growth was due to a 3.1% growth in service revenues coupled with a 31.3% increase in handset and accessory sales.

ARPU

Increase in prepaid customer base	The blended average revenue per user, net of taxes, (ARPU – average net revenue per user) for the fourth quarter of 2003 totaled R$ 38.8 per month, compared to R$ 42.1 per month registered in the fourth quarter of 2002, as a result of the growth in the prepaid customer base.

Evolution in Net Revenue from Operations (in R$ millions)

Selected Financial Data (in thousands of Reais)

			Accumulated
	4th Qtr/03	4th Qtr/02	2003	2002
Gross Revenue from Services	322,537	309,918	1,191,732	1,129,642
Gross Revenue from Handsets	23,980	19,068	123,545	68,834
- Taxes	(83,410)	(77,712)	(315,824)	(276,954)

Net Operating Income	263,107	251,275	999,453	921,522
- Cost of Services Sold	(94,733)	(90,165)	(386,608)	(334,699)
- Cost of Goods Sold	(18,642)	(14,126)	(94,974)	(54,684)

Gross Profit	149,732	146,984	517,871	532,139

Increase of the Consolidated gross profit	Consolidated gross profit for the fourth quarter of 2003 increased 1.9% when compared to the fourth quarter of 2002. This increase was due to the 4.1% increase in gross service revenues, as well as the 25.8% increase in gross revenues from the sale of handsets and accessories.

Gross Profit

R$ MM

147,0
149,7
1.8%
150,0
100,0
50,0
0,0
4th Qtr 02
4th Qtr 03

Selected Financial Data (in thousands of Reais)

			Accumulated
	4th Qtr/03	4th Qtr/02	2003	2002
Operating Expenses
- Selling	(48,036)	(40,849)	(208,887)	(177,236)
- General and administrative	(24,103)	(26,283)	(98,922)	(95,299)
- Other operating expenses, net	(2,963)	(10,037)	(10,931)	(36,527)

Subtotal	(75,102)	(77,169)	(318,740)	(309,062)

- Net financial expenses (revenues)	21,234	5,024	53,702	(12,443)

Total	(53,868)	(72,145)	(265,038)	(321,505)

Consolidated net operating expenses in the fourth quarter totaled R$ 53.9 million, representing a 25.3% drop in relation to the fourth quarter of 2002, due to higher financial revenues. For the year, consolidated net operating expenses total R$ 265.0 million, compared to R$ 321.5 million in 2002, representing a significant reduction of 17.6%.

SAC

Acquisitions focused on the increase of ARPU	Subscriber acquisition cost (“SAC”) for the fourth quarter of 2003 was R$ 81.8, compared to the R$ 84.2 in the fourth quarter of 2002. This drop is mainly attributed to the decrease in the commercial expenses. Is important to highlight that this decrease did not affect the net additions in the fourth quarter 2003 of 71.9 thousands, compared to 21.1 thousands in the fourth quarter 2002.

SAC - R$

During the fourth quarter of 2003, bad debt was 1.3% of gross operating revenues, compared to 0.6% for the same period in 2002. Even increasing, the level of bad debt stills under market average.

EBITDA and EBIT	For the fourth quarter of 2003, Tele Nordeste Celular reported EBITDA of R$124.1 million, representing an EBITDA margin of 47.2%, compared to EBITDA of R$ 121.8 million, representing an EBITDA margin of 48.5% over net operating revenues reported for the fourth quarter of 2002. The EBITDA margin was affected by the increase in operating expenses, due to the highly competitive environment and implementation of the GSM network.

EBITDA - R$ Million

EBITDA Margin %

For the fourth quarter of 2003, the company reported an EBIT of R$ 73.0 million, representing an EBIT margin of 27.8%, compared to EBIT of R$ 70.1 million, representing an EBIT margin of 27.9% during the fourth quarter of 2002. The EBIT level was affected due to the highly competitive environment and implementation of the GSM network.

Consolidated net income of R$114.3 million	Tele Nordeste Celular’s consolidated net income for the fourth quarter of 2003 amounted to R$ 114.3 million compared to R$ 46.0 million in the fourth quarter of 2002. For the year, Tele Nordeste Celular’s consolidated net income totaled R$ 207.5 million, compared to R$ 118.6 million in 2002, which represents an increase of 75.0%.

Goodwill

On June 30, 2000, Tele Nordeste Celular and its operating companies completed a restructuring process that resulted in the transfer of the goodwill paid during the privatization process from Bitel Participações S.A., the parent company of Tele Nordeste Celular, to each one of the operating companies. This restructuring was aimed at taking advantage of a tax benefit estimated at R$200 million over 8 years, through 2008, which will be incorporated into each operating company’s share capital.

During the fourth quarter of 2003, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders’ equity, was R$ 6.3 million, generating a fiscal benefit of the same value. For the year, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders’ equity, totaled R$ 25.2 million, with a fiscal benefit in the same amount.

Dividends

The Company is receiving R$ 40,734 from its operating subsidiaries in the form of dividends referent to fiscal 2003.

In calculating net income for 2003, the Company arrived at a profit that allows it to distribute a dividend to its shareholders in the amount of R$ 30,454.

As decided in the General Shareholders’ Meeting, on April 4, 2002, a special reserve was constituted of dividends payable in the amount of R$ 14.825, based on the income for fiscal 2001, granting shareholders of the Company, title holders of shares on April 5, 2002, the right to receive said amount at a latter date.

In view of the above, the company opted to realize part of said reserve, corresponding to R$ 10,280, that is, payment of said amount to the shareholders of record on April 5, 2002. The R$ 10,280 amount equals the difference between what the Company is receiving from its operating subsidiaries referent to fiscal 2003 and the amount calculated for distributing dividends also for fiscal 2003.

The remaining balance in the special dividend payable reserve (R$ 12,581 - R$10,280 = R$ 2,301) will be paid out at a latter date, maintaining the rights of Company shareholders on record at April 5, 2002, as approved in the General Shareholders’ Meeting of April 4, 2002.

The R$ 10,280 and R$ 30,454 amounts will be restated by the TR benchmark rate starting January 1, 2004 and until the date defined for their effective payment. As such, the distribution of dividends for the year will be as follows:

Amount for the year, R$ 30,454, to shareholders that hold title to stock on the date of the General Shareholders’ Meeting that decides on approval of the net income for the year.

	2003	2002
Common shares - R$ 0.0848 (R$ 0.0815 in 2002) per lot of thousand shares	11.471	10.650
Preferred shares - R$ 0.0848 (R$ 0.0815 in 2002) per lot of thousand shares	18.983	17.511

	30.454	28.161

Realization of the special reserve amount of dividends payable to shareholders of record on April 5, 2002.

	2003	2002
Common shares - R$ 0.0286 (R$ 0.0065 in 2002) per lot of thousand shares	3.872	849
Preferred shares - R$ 0.0286 (R$ 0.0065 in 2002) per lot of thousand shares	6.408	1.395

	10.280	2.244

Capital Budget

Pursuant to the provisions in Article 196 of Law No. 6.404/76, Management will submit at the Annual Shareholders’ Meeting its Capital Budget proposal for its subsidiary companies regarding fiscal 2004, in the amount of R$ 263.2 million, retaining a portion of the net income for fiscal 2003 and recording it to the retained earnings account, in the amount of R$ 91.4 million.

Debt Profile

Tele Nordeste Celular ended 2003 with a consolidated loan and financing debt of R$ 80.7 million, all of which contracted in foreign currency (U.S. Dollars), which currency risks were eliminated via financial instruments.

At December 31, the company’s net cash position was R$ 257.4 million.

Settlement of Debentures	On October 2nd, Telpe Celular settled its simple debentures in the amount of R$ 224.1 million, of which R$ 200 million referred to principal and R$ 24.1 was interest.

Investments

Implementation of the GSM network in the other operating companies	During the fourth quarter of 2003, Tele Nordeste Celular and its operating companies invested R$ 186.0 million. The investments were mainly allocated towards implementation of the GSM network and respective information systems, as well as to optimize the TDMA network.

At December 31, 2003, the Company and its operating companies invested R$ 293.7 million for the year.

On December 31, 2003, Tele Nordeste Celular and its operating companies had 931 radio base stations (ERBs), of which 10 were mobile and provided services to 308 municipalities, corresponding to a coverage of 74,5% of the population, using TDMA technology. The Company also counted with 632 base transceiver stations (BTSs), of which 13 were mobile and provided services to 71 municipalities, corresponding to a coverage of 41.1% of the population, using GSM technology.

Network digitalization reached 78.2%; that is, 78.2% of voice channels were digital, with 99% of its clients using digital handsets.

Human Resources

On December 31, 2003, Tele Nordeste Celular and its operating companies had 1.654 employees including full-time employees and outsourced workers.

Subsequent Event

Pursuant to the Relevant Fact published on January 15, 2004, the Special Shareholders’ Meetings held on January 30, 2004, approved the incorporation of the operating companies controlled by Tele Nordeste Celular (Telasa Celular, Telpa Celular, Telern Celular, Teleceará Celular and Telepisa Celular) by Telpe Celular. As a result, Telpe Celular’s name was changed to TIM Nordeste Telecomunicações and now encompasses the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

The objective of the incorporation of the operating companies by Telpe Celular was to integrate the activities of the six operating companies that pertain to a same business group, taking advantage of synergies, allowing for the expansion of Telpe Celular’s operations, reducing expenses relating to maintaining six distinct legal structures and concentrating the liquidity of shares of operating companies controlled by Tele Nordeste Celular.

Due to this operation, Telpe Celular, now TIM Nordeste Telecomunicações, will become an even healthier company, with an expanded business area, which will generate a more business efficient company in an area that was previously occupied by six distinct companies. Furthermore, this operation aims to concentrate share liquidity of operating companies controlled by Tele Nordeste Celular.

Annexes:

•	Consolidated Selected Historical Data

•	Consolidated EBITDA calculation

•	Financial Statements at December 31, 2003 and 2002

This press release contains forward-looking statements. Statements that are not statements of historical fact only reflect the beliefs and expectations of the Company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” forecasts,” predicts,” “plans, “ “projects,” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, forecast or not by the Company. Accordingly, the actual results of operations of the Company may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Consolidated Historical Data

	4th Qtr./03	3rd Qtr./03	2nd Qtr./03	1st Qtr./03
Clients
- Total	2,172,525	2,100,578	2,029,530	1,977,199
Net Additions	71,947	71,048	52,331	51,356
Market share (%)	54	57	57	59
Year-over-year growth (%)	12.8	10.3	10.2	9.3
Estimated population of region (in millions)	27.2	27.2	27.2	27.2
Penetration rate (%)
- Tele Nordeste	7.7	7.5	7.2	7.1
- Total	14.1	13.0	12.4	12.0
Municipalities covered
- TDMA	308	308	307	307
- GSM	71	18	—	—
MOU total	104	108	105	104
Churn total (%)	4.9	4.8	5.0	3.6
Blended ARPU (R$)
- Total	38.8	37.17	37.19	36.95
SAC – Subscriber acquisition cost (R$)	82	89	97	100
Digitalization rate (%)
- Network	77	77	77	77
- Clients	99	98	98	98
Coverage (%)
- Population
- TDMA	75	75	75	75
- GSM	41	22	—	—
- Geographical area
- TDMA	29	29	29	29
- GSM	0.20	—	—	—
Workforce	1,023	1,026	1,045	1,031

Consolidated EBITDA Calculation (in thousands of Reais)

	4th Qtr./03	3rd Qtr./03	2nd Qtr./03	1st Qtr./03	2003
Net operating revenue	263,108	252,247	249,581	234,517	999,453
Operating income	93,086	45,676	52,212	58,609	249,583
Timnet	283	1,196	984	788	3,251
Depreciation	44,532	45,653	46,214	45,855	182,254
Goodwill amortization	6.295	6,295	6,295	6,295	25,180
GSM license amortization	1,161	1,161	—	—	2,322
Financial income	(40,239)	(30,432)	(51,988)	(52,384)	(175,043)
Financial expenses	19,005	20,800	39,047	42,488	121,340
EBITDA	124,123	90,349	92,764	101,651	408,887
% EBITDA	47.18%	35.82	37.17%	43.34%	40.91%

Balance Sheet

December 31, 2003 and 2002

(In thousands of Reais)

	Parent Company		Consolidated
	12.31.2003	12.31.2002	12.31.2003	12.31.2002
Assets
Current assets
Cash equivalents	199	602	338,111	414,413
Trade accounts receivable	—	—	208,614	168,494
Inventory	—	—	12,380	8,774
Taxes and contributions receivable	11,548	5,873	107,576	30,294
Deferred income and social contribution taxes	937	1,234	52,409	51,244
Dividends and interest on shareholders’ equity	30,746	30,405	—	—
Other assets	940	387	5,065	3,346

	44,370	38,501	724,155	676,565

Noncurrent assets
Deferred income and social contribution taxes	2,724	5,765	92,955	121,176
Loan to subsidiaries	2,079	5,776	—	—
Other assets	29	39	18,922	12,521

	4,832	11,580	111,877	133,697

Permanent assets
Investments	889,317	724,037	—	10,179
Property, plant and equipment	2,580	3,699	689,243	580,910
Deferred

	891,897	727,736	689,243	591,089

	941,099	777,817	1,525,275	1,401,351

Balance Sheet

December 31, 2003 and 2002

(In thousands of Reais)

	Parent Company		Consolidated
	12.31.2003	12.31.2002	12.31.2003	12.31.2002
Liabilities
Current liabilities
Suppliers	1,313	980	195,032	62,868
Financing and loans	—	—	40,899	46,269
Debentures	—	—	—	209,954
Taxes payable	9,381	2,767	48,868	41,949
Salaries and vacation pay	3,202	3,630	6,775	8,117
Subsidiaries	2	22,252	—	—
Dividends and interest on shareholders’ equity	43,871	32,526	56,283	47,217
Other liabilities	2,001	5,297	53,587	30,573

	59,770	67,452	401,444	446,947

Noncurrent liabilities
Financing and loans	—	—	39,800	77,465
Subsidiaries	4,239	—	—	—
Provision for contingencies	48	220	9,615	16,058

	4,287	220	49,415	93,523

Minority interest	—	—	197,374	150,736

Shareholders’ equity
Capital	313,709	288,443	313,709	288,443
Special reserves	144,352	169,533	144,352	169,533
Profit reserves	141,131	122,195	141,131	122,195
Retained earnings	277,850	129,974	277,850	129,974

	877,042	710,145	877,042	710,145

	941,099	777,817	1,525,275	1,401,351

Income Statement

For the quarters ended December 31, 2003 and 2002

(In thousands of Reais)

	Parent Company		Consolidated
	12.31.2003	12.31.2002	12.31.2003	12.31.2002
		(Reclassified)		(Reclassified)
Gross Revenues
Telecommunication services and sale of goods	—	—	1,315,277	1,198,476
Deductions (taxes and discounts)	—	—	(315,824)	(276,954)

Net revenue	—	—	999,453	921,522
Cost of goods sold and services rendered	—	—	(481,579)	(389,383)

Gross profit	—	—	517,874	532,139
Operating revenues (expenses)
Selling expenses	—	—	(208,887)	(188,626)
Administrative and general expenses	(7,710)	(7,752)	(95,485)	(94,904)
Management Compensation	(194)	(394)	(194)	(394)
Financial expenses	(5,900)	(5,217)	(58,291)	(78,508)
Financial income	2,735	371	111,993	66,064
Equity in income of subsidiaries	217,824	133,470	(3,250)	(4,286)
Employees Interest	(1,565)	(1,688)	(3,246)	(3,700)
Other operating income	932	2,329	28,842	23,488
Other operating expenses	(2,030)	(1,214)	(39,773)	(60,012)

Operating income (loss)	204,092	119,905	249,583	202,651
Net nonoperating income (expenses)	14,678	(2,997)	13,819	(3,120)

Income before income and social contribution taxes	218,770	116,908	263,402	199,531

Income and social contribution taxes	(11,255)	1,666	(18,870)	(48,401)
Reversal of interest on shareholder’s equity	—	—	8,648	5,992
Net income before minority interests	207,545	118,574	253,180	157,121

Minority interests	—	—	(45,635)	(38,547)

Net Income (loss)	207,545	118,574	207,545	118,574

Net income (loss) per lot of thousand shares (R$)	0.58	0.34

Number of shares at December 31, 2003 (thousands)	359,268,490	345,739,620